Via Edgar

January 13, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Washington D.C. 20002

Re: Tego Cyber, Inc. (File No. 000-56370)

Request to Withdraw Form 15 filed January 13, 2025

Ladies and Gentlemen:

Tego Cyber, Inc. (the "Registrant") hereby requests immediate withdrawal of its request to terminate the registration of its common shares, par value $0.001 under Rule 15d-22(b) and file number 333-259482 which was filed with the Securities and Exchange Commission (the "Commission") on January 13, 2025 (the "Form 15"). The Registrant inadvertently filed Form 15 designating an incorrect rule provision(s) and file number. The Registrant will re-file with correct file number and correctly designated rule provision(s) relied upon to terminate or suspend the duty to file reports as soon as practicable.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (855) 939-0100.

Very truly yours,

By: /s/ Robert Mikkelsen

Robert Mikkelsen

Chief Executive Officer